

September 20, 2012

Via E-mail
Mr. Michael Okada
Chief Accounting Officer
Cereplast Inc.
300 Continental Boulevard, Suite 100
El Segundo, CA 90245

> **Re:** **Cereplast Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Response Letter Dated September 14, 2012**
> **File No. 1-34689**

Dear Mr. Okada:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Summary of Significant Accounting Policies

Concentrations of Credit Risk, page F-7

1.   We note your response to our prior comment number two. Please address the following:

- Please clarify whether or not your "customers" for the long-standing delinquent accounts receivable are distributors or some other form of reselling entity. If so, please modify your disclosures to more precisely state the nature of these customers.

- Your response states you are able to determine the value of unsold products held at customer locations which may be repossessed. Please provide us with an analysis of the "pull through sales" to third parties or end users, from the dates of sale through June 30, 2012. Your analysis should include the quantities originally sold to your customers and provide a breakdown of the quantities re-sold by quarter and the remaining customer/distributor inventory at June 30, 2012.

- You state in your response that you are attempting to assist your "customers" in selling the inventory they hold, through your network of sales resources and clients. Please tell us why you believe an end-user market for your products existed at the time you recognized revenues. It appears your product sales to date apart from your large 2011 transactions, represent sales of samples. It is unclear why you believed a ready end-user market existed and why revenue recognition was appropriate in 2011.

- Please explain why your efforts to assist your "customers" in selling their on-hand inventory will include payment directly to Cereplast. It appears given your response, the inventories held by your customers represent consignment inventory rather than inventory owned by your customers.

Inventory, page F-8

2.   As previously requested in our prior comment number four, please tell us and disclose in your filing, your policy for determining excess and obsolete inventory. Specifically tell us, at what level you believe inventory quantities are excessive.

3.   As it appears your business operations for several fiscal quarters have consisted of selling product samples, please tell us why you haven't classified your inventory as "long-term."

Property and Equipment, page F-8

4.   We note your response to our prior comment number six. Please address the following:

- Your response states that your reduction in sales volume is due to your cash flow situation. Please explain this statement. It appears you have ample finished goods inventory on hand and sales of such inventory would not appear to be constrained by reasons associated with your liquidity.

Cereplast Inc.
September 20, 2012
Page 3

- Tell us the duration of the time period your production facilities have been idle.

- Refer to ASC 360-10-35-21(a-f) and provide us with an analysis at December 31, 2011 and subsequent interim periods, addressing the elements of this guidance. It continues to appear based upon your negative operating history and the apparent idling of facilities that your carrying amounts for property and equipment may not be recoverable. Based on the guidance of paragraph 21(b) and 21(e), it appears your assets should have been tested for recoverability.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief